Exhibit 99.1

News Release

PartnerRe Ltd. Reports First Half 2023 Results
PEMBROKE, Bermuda, August 1, 2023 - PartnerRe Ltd. ("the Company") today reported first half 2023 results.
Highlights
▪Net income attributable to common shareholder of $783 million, an improvement of $1,786 million, for an annualized return on equity of 23.9%

▪Operating income of $636 million for an annualized operating income return on equity of 19.5%, a 4.1% improvement
▪Net premiums earned grew by 10% reflecting 6% growth in P&C, 7% growth in Specialty and 21% growth in Life and Health
▪Non-life underwriting result was $466 million, with a combined ratio of 83.5%
▪Life and health allocated underwriting result of $78 million
▪Net investment return of $481 million included unrealized gains on fixed maturities and short-term investment of $107 million and an improvement in net investment income of 57%
▪Cash flows from operating activities of $1,084 million, reflecting growth of 58%
▪Long Duration Targeted Improvements ("LDTI") accounting standard adopted in Q1 2023; comparable periods have been updated to reflect the adoption
PartnerRe President and Chief Executive Officer Jacques Bonneau commented,
"Favorable market conditions persist half way through 2023, and we remain focused on our disciplined approach to capitalizing on these opportunities and making a meaningful contribution to the Covéa group. Our operating income of $636 million for the first half of 2023 continued its growth trend, up 24% compared to the first half of 2022. The fundamentals across operating segments are strong. For the non-life business we saw an improvement in current underwriting year performance for both the P&C and Specialty segments as compared to the first half of 2022, though the non-life combined ratio increased marginally by 1.6 points, as the first half of 2022 benefited from favorable prior year reserve development. The contribution from the Life and Health business continues to be a positive source of earnings to the group as premium volume grows. Our investment portfolio also performed well, demonstrated by 57% growth in net investment income compared to the first half of 2022, and we expect this trend to continue as we deploy our increasing cash flows from operations at attractive reinvestment rates."

Operating income and operating income return on equity are non-GAAP financial measures. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.
Life and health allocated underwriting result includes net premiums earned, loss and loss expenses, acquisition costs, other income, other expense and allocated net investment income

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

PartnerRe Ltd.
Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the six months ended
	June 30, 2023	June 30, 2022 (1)
Revenues
Gross premiums written	$5,338,876	$4,976,886
Net premiums written	$4,540,383	$4,253,856
Increase in unearned premiums	(690,012)	(748,081)
Net premiums earned	3,850,371	3,505,775
Net investment income	285,741	182,571
Net realized and unrealized investment gains (losses)	198,006	(1,725,356)
Other income	14,697	18,123
Total revenues	4,348,815	1,981,113
Expenses
Losses and loss expenses (liability remeasurement loss (gain): 2023, $8,298; 2022, $(87,903))	2,455,919	2,146,598
Market risk benefit gains	(19,649)	(109,147)
Acquisition costs	788,351	750,881
Other expenses	216,401	183,498
Interest expense	28,638	27,492
Amortization of intangible assets	3,994	4,502
Net foreign exchange losses (gains)	20,711	(21,103)
Total expenses	3,494,365	2,982,721
Income (loss) before taxes and interest in (loss) earnings of equity method investments	854,450	(1,001,608)
Income tax expense	(64,110)	(13,550)
Interest in (losses) earnings of equity method investments	(2,899)	16,393
Net income (loss)	787,441	(998,765)
Preferred dividends	4,875	4,876
Net income (loss) attributable to common shareholder	$782,566	$(1,003,641)
Comprehensive income (loss)
Net income (loss)	$787,441	$(998,765)
Change in currency translation adjustment	18,769	(15,593)
Change in net unrealized gains or losses on investments, net of tax	(26)	—
Change in unfunded pension obligation, net of tax	182	266
Changes in discount rate for liability for future policy benefits, net of tax	12,449	104,723
Changes in instrument-specific credit risk for market risk benefits, net of tax	2,671	44,570
Comprehensive income (loss)	$821,486	$(864,799)
(1) Amounts have been adjusted to reflect the adoption of LDTI.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30, 2023	December 31, 2022 (1)
Assets
Investments:
Fixed maturities, at fair value	$13,964,101	$13,021,914
Short-term investments, at fair value	837,180	523,510
Equities, at fair value	853,343	929,886
Investments in real estate	60,778	57,984
Other invested assets	3,674,220	3,355,106
Total investments	19,389,622	17,888,400
Cash and cash equivalents	1,086,550	1,251,596
Accrued investment income	120,644	103,752
Reinsurance balances receivable	4,340,327	3,342,612
Reinsurance recoverable on paid and unpaid losses	2,020,401	1,947,786
Prepaid reinsurance premiums	557,784	247,276
Funds held by reinsured companies	459,947	471,570
Deferred acquisition costs	1,095,641	1,012,067
Market risk benefit assets	152,337	131,186
Deposit assets	73,127	81,053
Net tax assets	118,618	177,189
Goodwill	456,380	456,380
Intangible assets	85,821	89,769
Other assets	225,422	203,119
Total assets	$30,182,621	$27,403,755
Liabilities
Non-life reserves	$12,876,953	$12,725,631
Life and health reserves	2,786,947	2,497,519
Market risk benefit liabilities	4,187	9,170
Unearned premiums	3,753,380	2,745,371
Other reinsurance balances payable	1,056,402	632,336
Debt	1,867,223	1,848,003
Deposit liabilities	4,790	4,681
Net tax liabilities	66,217	55,131
Accounts payable, accrued expenses and other (2)	652,591	488,593
Total liabilities	23,068,690	21,006,435
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive income	105,356	71,311
Retained earnings	5,070,641	4,388,075
Total shareholders’ equity	7,113,931	6,397,320
Total liabilities and shareholders’ equity	$30,182,621	$27,403,755
(1) Amounts have been adjusted to reflect the adoption of LDTI.
(2) Includes payables for securities purchased of $268 million as at June 30, 2023 compared to $149 million as at December 31, 2022.

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G
In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance. The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of market risk benefit gains (losses), net realized and unrealized gains and losses on investments, net foreign exchange gains and losses, interest in earnings (losses) of equity method investments, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC) and related changes in amortization of the deferred gain, the impact of non-recurring transactions such as losses on the redemption of preferred shares, and the cumulative tax effects of these adjustments. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of market risk benefit assets and liabilities; the fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares

	For the six months ended
	June 30, 2023		June 30, 2022 (1)
	$	ROE (2)	$	ROE (2)
Net income (loss) attributable to common shareholder	$782,566	23.9%	$(1,003,641)	(30.3)%
Less: adjustments for non-operating items
Market risk benefit gains	19,649	0.6	109,147	3.3
Net realized and unrealized investment gains (losses)	198,006	6.0	(1,725,356)	(52.0)
Net foreign exchange (losses) gains	(20,711)	(0.6)	21,103	0.6
Interest in (losses) earnings of equity method investments	(2,899)	(0.1)	16,393	0.5
Adverse prior years' reserve development subject to ADC	(61,949)	(1.9)	(30,571)	(0.9)
Tax effects of adjustments	14,631	0.4	90,822	2.7
Operating income	$635,839	19.5%	$514,821	15.4%

	For the six months ended
Calculation of average common shareholder's equity	June 30, 2023	June 30, 2022 (1)
Beginning of period common shareholder's equity	$6,197,320	$7,157,428
End of period common shareholder's equity	$6,913,931	$6,109,859
Average common shareholder's equity	$6,555,626	$6,633,644

	As at June 30, 2023	As at December 31, 2022 (1)
Total shareholders' equity	$7,113,931	$6,397,320
Less: Preferred shares, aggregate liquidation value at $25 per share	200,000	200,000
Common shareholder’s equity or book value	$6,913,931	$6,197,320

Capital structure:
Total debt	$1,867,223	$1,848,003
Preferred shares, aggregate liquidation value	200,000	200,000
Common shareholder's equity	6,913,931	6,197,320
Total capital	$8,981,154	$8,245,323
(1) Amounts have been adjusted to reflect the adoption of LDTI.
(2) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period. The average common shareholder's equity is calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2022, total revenues were $5.7 billion. At June 30, 2023, total assets were $30.2 billion, total capital was $9.0 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/. Forward-looking statements contained in this press release, such as those related to company performance, are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements. The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts: PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon

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